File No. 70-09995

(As filed May 29, 2002)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO FORM U-1/A
APPLICATION/DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

Eastern Enterprises
One Beacon Street
Boston, Massachusetts 02108

____________________________________________________________
(Name of companies filing this statement and addresses of
principal executive offices)
KeySpan Corporation ____________________________________________________________
(Name of top registered holding company parent of each applicant)

Steven L. Zelkowitz
Senior Vice President and General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
____________________________________________________________
(Name and address of agent for service)

The Commission is also requested to send
copies of any communications in connection with
this matter to:

Laura V. Szabo, Esq.
Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street, NW
Washington, D.C. 20037

AMENDMENT NO. 3 TO
APPLICATION/DECLARATION UNDER
SECTIONS 6, 7, 9 AND 10 OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         This pre-effective Amendment No. 3 amends and restates in its entirety the Form U-1/A Application/Declaration previously filed in this proceeding:

Item 1. Description of Proposed Transaction A.    Introduction

     1.  Overview

         Pursuant to Sections 6(a), 7, 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Corporation ("KeySpan"), a registered holding company under PUHCA, and Eastern Enterprises ("Eastern"), a wholly-owned subsidiary of KeySpan and exempt holding company (collectively, the "Applicants"), file this application and declaration seeking authorization for a reorganization of Eastern which will result in a change of its organizational form from a Massachusetts business trust to a Massachusetts limited liability company (the "Transaction"). As described more fully in Item 1.B below, the Transaction involves the formation of a new KeySpan subsidiary as a Massachusetts limited liability company that will be the vehicle used to transform Eastern into a limited liability company. The new subsidiary will be named KeySpan New England, LLC ("KNE LLC") and will be owned ninety-nine percent (99%) by KeySpan and one percent (1%) by KSNE, LLC ("KSNE"), a Delaware limited liability company, that will also be a new wholly-owned subsidiary of KeySpan formed as part of the Transaction. KNE LLC, through a merger with Eastern, will be the surviving entity once the Transaction is consummated. The Transaction effects a change in Eastern's organizational form and will not result in KeySpan directly or indirectly acquiring any new public utility companies or holding companies, utility assets or new businesses.

     2.  The Applicants and KNE LLC

         KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the "Financing Order"), authorizing a program of external financings, credit support arrangements and related proposals for KeySpan and its subsidiaries.

         As described in the Merger Order and KeySpan's underlying merger application ("Merger Application"), KeySpan is a diversified public utility registered holding company. As a result of its acquisition of Eastern, KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC, which owns and operates electric generation capacity located on Long Island that is sold at wholesale to the Long Island Power Authority; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. KeySpan, through its subsidiaries (including Eastern), engages in energy related non-utility activities as described in the Merger Order.1

         As set forth in the Merger Order, Eastern is an exempt registered holding company. Boston Gas, Essex Gas, Colonial Gas and ENGI are Eastern's direct, wholly-

1 The issue of KeySpan's retention of certain of its non-utility subsidiaries is pending before the Commission. In the Merger Order, the Commission reserved jurisdiction with respect to the retention by KeySpan of the following non-utility subsidiaries (collectively, the "Retainable Subsidiaries"): (i) KeySpan Services, Inc. and its subsidiaries; (ii) ENI Mechanical, Inc. and its subsidiaries; (iii) Eastern Enterprises Foundation ("EEF"); (iv) Eastern Urban Services, Inc. ("EUS"); (v) Eastern Associated Securities Corp. ("EASC"); and (vi) PCC Land Company, Inc. ("PCC"). On June 27, 2001, KeySpan filed with the Commission post-effective amendments Nos. 7 and No. 8 in File No. 70-9641 requesting that the Commission release jurisdiction over the retention of the Retainable Subsidiaries and allow KeySpan to retain these companies. A Commission determination on the post-effective amendments is pending.

owned public utility subsidiaries.2 Eastern engages in the energy related non-utility activities described in the Merger Order.3

         As described below, KNE LLC and KSNE will be formed as new subsidiaries solely to serve as the vehicle for Eastern's conversion into a Massachusetts limited liability company.

B.  The Transaction Structure

         Eastern proposes to change its organizational form from a Massachusetts business trust to a Massachusetts limited liability company. In order to accomplish the conversion, the Transaction will involve the following steps, which will occur in succession. First, KNE LLC will be formed as a Massachusetts limited liability company, and KSNE will be formed as a Delaware limited liability company. (The form of KNE LLC's Certificate of Organization and Operating Agreement are attached hereto as Exhibits A-1 and A-2 and the form of KSNE's Certificate of Formation and Operating Agreement are attached hereto as Exhibits A-3 and A-4). Second, KeySpan will obtain ninety-nine percent (99%) of the membership interests in KNE LLC for ninety-nine dollars ($99.00) and one hundred percent (100%) of the membership interests in KSNE for one hundred dollars ($100.00). KSNE will obtain the remaining one percent (1%) membership interest in KNE LLC for one dollar ($1.00). Hence, KNE LLC will be a two-member Massachusetts limited liability company owned 99% by KeySpan and 1% by KSNE, and KSNE will be a single-member Delaware limited liability company owned 100% by KeySpan.4 Third, Eastern and KNE LLC will execute an agreement and plan of merger (the form of which is attached hereto as Exhibit A-5) pursuant to which Eastern will agree to merge with and into KNE LLC (the "Merger"), with KNE LLC as the surviving entity. To effect the Merger, Eastern and KNE LLC will file a Certificate of Merger and Termination with the Secretary of the Commonwealth of Massachusetts (the form of which is attached hereto as

2 As described in the Merger Order, Eastern acquired EnergyNorth, Inc. (“EnergyNorth”), an exempt holding company which owned ENGI, at the same time that KeySpan acquired Eastern. As required by the Commission, EnergyNorth was eliminated and ENGI became a direct, rather than indirect, wholly-owned subsidiary of Eastern.

3 As noted in footnote 1 above, the retention of EEF, EUS, EASC and PCC, which are non-utility subsidiaries of Eastern, is pending Commission approval.

4 The respective operating agreements of KNE LLC and KSNE contain provisions related to capital contributions by members or the admission of new members. In this application, Commission approval is requested for the initial capital contributions and membership described above to create KNE LLC and KSNE. However, if in the future additional capital contributions will be made or additional members are proposed to be added to KNE LLC or KSNE which are not otherwise exempt or authorized under the Commission’s rules or existing orders applicable to KeySpan and its subsidiaries, appropriate Commission approval will be sought before consummating such proposed transactions.

Exhibit A-6). The Merger will be effective upon acceptance of such filing by the Secretary of the Commonwealth of Massachusetts.

         KNE LLC, as the surviving entity and successor-by-merger to Eastern, will be a subsidiary of KeySpan owned 99% by KeySpan and 1% by KSNE. Since KNE LLC will be a Massachusetts limited liability company and the Massachusetts Limited Liability Company Act (the "MLLCA") does not permit single-member limited liability companies, KSNE is being formed to satisfy the MLLCA requirement that a Massachusetts limited liability company have at least two members. As indicated above, KeySpan will be the sole member of KSNE. KSNE's only activity will be to hold the 1% limited liability company interest in KNE LLC. Because KSNE will hold less than 10% of the voting securities of KNE LLC, KSNE will not be a holding company as defined in Section 2(a)(7) of the Act.5 KNE LLC will succeed to Eastern's ownership interests in the gas utilities and the non-utility subsidiaries owned by Eastern. KNE LLC will also be the successor of Eastern with respect to its commitments and authorizations set forth in the Merger Order and Financing Order and their underlying applications and post-effective amendments.

Item 2.  Fees, Commissions and Expenses

         The estimated fees, commissions and expenses in connection with the proposed Transaction are approximately $102,000 which are comprised of approximately $100,000 for legal fees and approximately $2,000 for various filing fees and expenses for filing the KNE LLC and KSNE formation documents and the Eastern merger documents.

Item 3.  Applicable Statutory Provisions

         Applicants consider Sections 6(a), 7, 9(a)(1) and 10 of the Act and Rules 43 and 54 to be applicable to the proposed Transaction. Sections 6 and 7 apply to KNE LLC's proposed issuance of membership interests to KeySpan and KSNE and KSNE's proposed issuance of membership interests to KeySpan. Sections 9(a)(1) and 10 and Rules 43 and 546 apply to KeySpan's acquisition of membership interests of KNE LLC and KSNE and KSNE's acquisition of membership interests of KNE LLC and the Merger of Eastern with and into KNE LLC. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be

5 Nor will KNE LLC be considered a subsidiary of KSNE, as defined in Section 2(a)(7) of the Act.

6 Rule 43(a) under the Act prohibits a registered holding company or subsidiary thereof from directly or indirectly selling to any company in the same holding company system or to any affiliate of a company in such holding company system any securities or utility assets or any other interest in any business, except pursuant to an effective declaration and Commission order.

applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.

A.  Sections 6 and 7

         The issuance by KNE LLC and KSNE of their respective membership interests satisfies the requirements of Section 6(a) of the Act. Section 6(a) prohibits a registered holding company or subsidiary company from issuing or selling any security of such company except in accordance with a declaration effective under Section 7 and with a Commission order permitting such declaration to become effective. Section 7(c)(2)(A) of the Act provides that the Commission shall not permit a declaration regarding the issuance or sale of securities unless it finds that such security is being issued or sold solely to effect a merger, consolidation or other reorganization. The issuance by KNE LLC and KSNE of their respective membership interests satisfies these requirements. Section 7(d) provides that if the requirements of Sections 7(c) and 7(g) are satisfied,7 the Commission shall permit a declaration regarding the issuance or sale of a security to become effective unless it makes certain negative findings. Section 7(d) provides that the Commission shall not permit such a declaration to become effective if it finds that (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding system; (2) the security is not reasonably adapted to the earning power of the declarant; (3) financing by the issuance and sale of the particular security is not necessary or appropriate to the economical and efficient operation of the business in which the applicant is lawfully engaged or has an interest; (4) the fees, commissions or other remuneration paid in connection with the issuance and sale of the security are not reasonable; or (5) that the terms and conditions of the issuance or sale of the security are detrimental to the public interest or the interests of investors or consumers.

         Applicants submit that none of the negative findings set forth in Section 7(d) may be made with respect to the issuance by KNE LLC and KSNE of their respective membership interests. The purpose of the formation of each of KNE LLC and KSNE is part of the larger Transaction, the purpose of which is to change Eastern's organizational form from a Massachusetts business trust to a Massachusetts limited liability company. Eastern is the only direct subsidiary of KeySpan that is a business trust; each of KeySpan's other direct subsidiaries are either corporations or limited liability companies. The change in Eastern's organizational form will be effected not only to conform Eastern's organizational form to that of KeySpan's other subsidiaries but to facilitate compliance with the Merger Order and divest Midland Enterprises Inc. and its subsidiaries.

7 Section 7(g) provides that if a state commission or state securities commission has jurisdiction over any of the acts set forth in Section 6(a) informs that Commission that applicable state laws to the act in question have not been complied with, the Commission shall not permit a declaration regarding the act in question to become effective.

B.  Sections 9 and 10

         The Transaction involves (i) KeySpan's acquisition of 99% of the membership interests of KNE LLC and 100% of the membership interest of KSNE, (ii) KSNE's acquisition of 1% of the membership interest of KNE LLC and (iii) the merger of Eastern with and into KNE LLC, with KNE LLC being the surviving entity. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10 (c) and 10 (f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.

         Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act8 or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

         None of the negative standards set forth in Sections 10(b) or (c) are implicated by the Transaction. In the Merger Order, the Commission examined KeySpan's acquisition of Eastern under Sections 10(b) and (c) and approved the transaction concluding that these provisions were satisfied. Accordingly, the Transaction satisfies these standards because it will simply be a reorganization effecting a change in Eastern's organizational form and will not involve any direct or indirect acquisition of new public

8 Section 8 regulates the acquisition of a direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory.

utility securities or assets or businesses not previously held by KeySpan or Eastern as approved in the Merger Order.

         Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. As described in Item 4 of this Application, no state regulatory approvals are required for the Transaction except for the filing that would need to be made with the Secretary of the Commonwealth of Massachusetts to complete the Merger after the Transaction is approved by the Commission. KeySpan, Eastern, KNE LLC and KSNE have or intend to comply with all applicable state laws related to effectuating the proposed Transaction.

C.  Rule 54

         The proposed Transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At December 31, 2001, KeySpan's anticipated or current "aggregate investment" as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $686,886,000, or about 128% of KeySpan's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the year ended December 31, 2001. However, with respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order that investments in EWGs and FUCOs in an amount of up to 250% of consolidated retained earnings is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under PUHCA to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the proposed transaction since it does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

         With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. As of December 31, 2001, KeySpan's consolidated capitalization consisted of 34% equity and 66% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed Transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. The application upon which the Financing Order was based indicated that KeySpan's consolidated common equity to total capitalization ratio was approximately 35%. In addition, at December 31, 2001, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

D.  Other Authorizations

         After completion of the Transaction, KNE LLC will succeed Eastern as a direct subsidiary of KeySpan and intermediate holding company. In the Merger Order, the Commission confirmed that Eastern would continue to be an exempt holding company under Section 3(a)(1) of the Act. In the Financing Order, Eastern obtained authorizations to engage in certain financings and related transactions. KeySpan requests that the Commission confirm that KNE LLC, as the successor of Eastern, will continue to be an exempt holding company under Section 3(a)(1) of the Act after the Transaction is completed and succeed to the authorizations granted Eastern under the Financing Order.

Item 4.  Regulatory Approvals

         Other than the approval of the Commission and the acceptance of the merger filing described above in Item I.B by the Secretary of the Commonwealth of Massachusetts, the Applicants do not believe any other federal or state regulatory approvals are required for the Transaction.

Item 5.  Procedure

         The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than March 1, 2002. KeySpan and Eastern request expedited consideration of this application/declaration because the conversion of Eastern on a prompt basis is critical to the steps Eastern must undertake to divest of Midland Enterprises Inc. and its subsidiaries as required by the Merger Order.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.  Exhibits

A-1 Form of Certificate of Organization of KNE LLC

A-2 Form of Operating Agreement of KNE LLC

A-3 Form of Certificate of Formation of KSNE

A-4 Form of Operating Agreement of KSNE

A-5 Form of Agreement and Plan of Merger by and between Eastern and KNE LLC
A-6 Form of Certificate of Merger and Termination to be filed with the Secretary of the Commonwealth of Massachusetts

B-1 Opinion of Counsel

B-2 Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

C Form of Notice (previously filed)

B.  Financial Statements

         FS-1  KeySpan Consolidated Balance Sheet, Statement of Income and Related Notes for the period ended December 31, 2001 (Incorporated herein by reference to KeySpan’s Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-14161)

         KeySpan requests a waiver of the requirement to provide pro forma financial statements because the Transaction simply involves Eastern's conversion from a business trust to a limited liability company which would not require a pro forma adjustment to its books.

Item 7.  Information as to Environmental Effects

         The Transaction does not involve a “major federal action” nor will it “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by its undersigned officer thereunto duly authorized.

                                          KEYSPAN CORPORATION

                                           ____________/s/_________________
                                           Steven L. Zelkowitz
                                           Executive Vice President and General
                                           Counsel

                                           EASTERN ENTERPRISES

                                           __________/s/___________________
                                           Richard A. Rapp, Jr.
                                           Secretary